AB

SO 3/6/03

SECURITIES 03014194 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42263

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc of America Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bank of America Corporate Center
(No. and Street)

Charlotte (City) North Carolina (State) 28255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sally A. Maske (415) 913-4110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

214 N. Tryon Street (Address) Charlotte (City) North Carolina (State) 28202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING MAR 03 2003 WASH. D.C. 155 SECTION

PROCESSED APR 15 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Neil Cotty, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Banc of America Securities LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Neil Cotty
Chief Financial Officer

My commission expires 5-10-2003,
Notary Public

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Statement of Financial Condition

Banc of America Securities LLC
(a subsidiary of Bank of America Corporation)

December 31, 2002

Banc of America Securities LLC
Statement of Financial Condition

December 31, 2002

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Suite 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Accountants

To the Board of Managers and Member of
Banc of America Securities LLC
(a subsidiary of Bank of America Corporation):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banc of America Securities LLC (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2003

Audited Statement of Financial Condition

Banc of America Securities LLC
Statement of Financial Condition

December 31, 2002
(in thousands, except common units)

Assets	
Cash	$ 194,967
Cash and securities segregated under federal regulations	2,927,000
Securities purchased under agreements to resell	7,089,533
Securities owned, at fair value (includes $147,318 pledged as collateral, at fair value)	25,986,977
Securities borrowed	26,440,489
Receivable from customers	2,060,938
Receivable from non-customers	448,436
Receivable from brokers, dealers and clearing organizations	5,617,644
Accrued interest receivable	367,633
Investment banking fees receivable	86,177
Goodwill	966,535
Other assets	686,790
Total assets	$72,873,119
Liabilities and Member's Equity	
Securities sold under agreements to repurchase	$32,867,909
Securities sold, not yet purchased, at fair value	8,837,128
Securities loaned	8,687,093
Short-term borrowings	4,930,216
Payable to customers	8,611,799
Payable to non-customers	764,443
Payable to brokers, dealers and clearing organizations	1,432,346
Accrued interest payable	213,262
Accrued expenses, compensation and other liabilities	1,159,588
	67,503,784
Commitments and contingencies (Notes 8 and 9)	-
Liabilities subordinated to claims of general creditors	2,783,000
Member's equity:	
Common units, 10,000 authorized, issued and outstanding	980,928
Undistributed income	1,605,407
Total member's equity	2,586,335
Total liabilities and member's equity	$72,873,119

The accompanying notes are an integral part of this financial statement.

Banc of America Securities LLC
Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Effective April 1, 2002, Banc of America Securities LLC (the "Company"), a Delaware limited liability company, is 100% owned by NationsBanc Montgomery Holdings Corporation, a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by Bank of America Corporation (the "Corporation"). Prior to April 1, 2002, the Company was 99.9% owned by NationsBanc Montgomery Holdings Corporation and 0.1% owned by NB Holdings Corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of The New York Stock Exchange, Inc. ("NYSE"), the National Association of Securities Dealers, Inc. ("NASD") and other exchanges. The Company is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company does not carry customer futures positions and is not subject to the segregation requirements of the CFTC. The Company is not a bank. Securities sold by the Company are not bank deposits and, accordingly, are not insured by the Federal Deposit Insurance Corporation.

The Company is a primary dealer in U.S. Government securities and underwrites and deals in U.S. Government agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market instruments and other financial instruments. Additionally, the Company offers mutual funds and margin loans. The Company offers various investment banking and financial advisory services in connection with public offerings, mergers and acquisitions, restructurings, private placements, loan syndications, loan trading, derivative product arrangements and project financings. Other services include correspondent clearing and prime brokerage. The Company provides these services to corporate clients, institutional investors and individuals.

The Company signed a definitive agreement to acquire the portfolio trading assets of Vector Partners LP. Vector Partners LP specializes in the creation and execution of portfolio trading strategies. The transaction closed in mid-January 2003.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent asset and liabilities at the date of the financial statement. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates. Significant estimates made by management are discussed in these footnotes, as applicable.

Assets, liabilities and off-balance sheet positions are considered financial instruments and are either carried at estimated fair value or are short-term or replaceable on demand and thus have carrying amounts that approximate fair values.

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at the contractual amounts plus accrued interest. Repurchase and resale agreements having the same counterparty and the same maturity date, executed under master netting agreements and having common clearing facilities, are presented in the Statement of Financial

Condition on a net basis. Interest income and expense are recorded on an accrual basis. It is the Company's policy to obtain the use of securities relating to resale agreements. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral for resale agreements and repurchase agreements is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed and securities loaned for cash collateral are reported as collateralized financings and included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. Interest income and interest expense are recorded on an accrual basis. The Company measures the market value of the securities borrowed and loaned against the collateral on a daily basis and additional collateral is obtained or excess is returned to ensure that such transactions are appropriately collateralized.

Securities owned and securities sold, not yet purchased are valued at estimated fair value with the resulting net gains or losses on principal transactions reflected in earnings. Net unrealized gains or losses on open contractual commitments, including when-issued and to-be-announced (TBA) securities, are also reflected in earnings based on estimated fair value. Quoted market prices are generally used as a basis to determine the estimated fair values of trading instruments. If quoted prices are not available, fair values are estimated on the basis of dealer quotes, pricing models, or quoted market prices for instruments with similar characteristics. Securities transactions of the Company in regular way trades are recorded on a trade date basis. Amounts receivable and payable for regular way securities transactions that have not yet reached settlement are recorded net in the Statement of Financial Condition.

Financial futures, options and other derivative contracts are valued at estimated fair value with the resulting net gains and losses on principal transactions reflected in earnings. Valuations for exchange traded derivative assets and liabilities are obtained from actively traded markets where valuations can be obtained from quoted market prices or observed transactions. Valuations for derivative assets and liabilities not traded on an exchange, or over the counter, are obtained using mathematical models that require inputs of external rates and prices to generate continuous yield or pricing curves used to value the position. This "pricing risk" is greater for positions with either option-based or longer dated attributes where inputs are not readily available and model-based extrapolations of rate and price scenarios are used to generate valuations. In these situations, this risk is mitigated through the use of valuation adjustments.

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when appropriate.

Non-customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Non-customer securities transactions include transactions executed for the proprietary accounts of introducing brokers and transactions executed for affiliated entities, which have signed non-conforming subordination agreements with the Company.

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a lesser value that reflects management's estimate of the effects of the impairment.

Goodwill primarily includes the excess of purchase price over the fair value of the net assets of Montgomery Securities, which the Company acquired on October 1, 1997. Effective January 1, 2002, as required by the Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), goodwill was no longer amortized but was subject to an annual impairment test. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible impairment. With the adoption of SFAS 142 and through December 31, 2002, the Company did not record any impairment. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Income taxes – Effective April 1, 2002, the Company became wholly owned by NationsBanc Montgomery Holdings Corporation, a wholly owned subsidiary of NB Holdings Corporation, which is wholly owned by the Corporation. The accompanying Statement of Financial Condition includes an income tax provision from April 1 to December 31, 2002 (see Note 12) in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Prior to April 1, the Company was taxed as a partnership for federal income tax purposes and any resulting income tax was the liability of its members. The Company recognized through the income tax provision deferred tax assets and liabilities related to the change in tax status as of April 1, 2002.

Under SFAS 109, there are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized for the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements using currently enacted tax rates. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, operating loss carryforwards and tax credits will be realized.

The Company's operating results are included in the consolidated federal and certain state income tax returns of the Corporation. The method of allocating federal and state income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group. The Company's tax assets and liabilities are presented as a component of "Other assets" and "Accrued expenses, compensation and other liabilities", respectively, on the Statement of Financial Condition.

Recently issued accounting pronouncements – Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123," (SFAS 148) was adopted by the Corporation on January 1, 2003. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Under the provisions of SFAS 148, the Corporation is transitioning to the fair value- based method of accounting for stock-based employee compensation costs using the prospective method. Under the prospective method, all stock options granted under plans before the adoption date will continue to be accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) unless these stock options are modified or settled subsequent to adoption. SFAS 148 will be effective for all stock option awards granted in 2003 and thereafter. Prior to January 1, 2003, the Corporation accounted for its stock-based employee compensation plans under the recognition and measurement provisions of APB 25. Under APB 25, the Corporation accounted for stock options using the intrinsic value method and no compensation expense was recognized as the grant price was equal to the strike price. Under the fair value method, stock option compensation expense is measured on the date of grant using an option-pricing model. The option-pricing model is based on certain assumptions and changes to those assumptions may result in different fair value estimates.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased (excluding securities segregated under SEC Rule 15c3-3) at December 31, 2002 consist of trading securities reported at estimated fair value as presented below:

(in thousands)	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government and agency obligations	$10,206,622	$3,413,143
Corporate obligations, including asset-backed securities	9,995,656	3,019,593
Commercial paper, bankers' acceptances and certificates of deposit	3,299,938	-
Equities	1,536,059	1,758,841
State and municipal obligations	235,638	-
Other securities	713,064	645,551
	$25,986,977	$8,837,128

Included in securities owned above are amounts representing assets pledged to counterparties under repurchase and securities lending transactions where the agreement gives the counterparty the right to sell or repledge the underlying assets.

Securities owned having an estimated fair value of $202,094,000 have been utilized to meet margin requirements at various clearing agencies, in addition all letter-of-credit agreements disclosed in Note 9 have been pledged.

4. Cash and Securities Segregated Under Federal Regulations

At December 31, 2002, U.S. Government securities, and money market demand accounts with a market value of $2,655,000,000 have been segregated in special reserve accounts for the exclusive benefit of customers under SEC rule 15c3-3.

The Company follows the guidance prescribed in the SEC No-Action Letter (the "Letter"), dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer (PAIB assets or PAIB) as allowable assets in their net capital computations, providing that the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter.

At December 31, 2002, $272,000,000 in cash has been segregated in special reserve accounts for the exclusive benefit of PAIB and $230,101,000 was required to be on deposit.

5. Short-Term Borrowings

The Company funds its securities inventory, operating expenses and other working capital needs through its own capital base, short-term repurchase agreements, securities lending, lines of credit and the proceeds from master notes issued to institutional investors. Master notes are short-term obligations which are unsecured and unsubordinated, and offered on a continuous basis. As of December 31, 2002, the Company had outstanding master notes of $1,875,335,000. As of December 31, 2002, the Company had secured borrowings of $52,795,000 and unsecured borrowings of $2,086,000 outstanding with third parties. Interest on these borrowings is based on prevailing short-term market rates. The Company pledged securities with a market value of approximately $53,851,000 as collateral for the secured borrowings.

The Company enters into secured and unsecured borrowings with the Corporation. The Company has renewable lines of credit with the Corporation. Interest on these lines of credit is based on prevailing short-term market rates. Secured amounts borrowed are collateralized by U.S. Treasury securities or other marketable securities. At December 31, 2002, the Company had no outstanding secured borrowings and $3,000,000,000 in unsecured borrowings under these lines of credit.

6. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated loan agreement with the Corporation of $1,458,000,000, which bears interest based on the London InterBank Offered Rate (LIBOR), and has a maturity date of December 31, 2005. In addition, the Company has revolving subordinated lines of credit with the Corporation totaling $2,050,000,000, which bear interest based on LIBOR. At December 31, 2002, $1,325,000,000 was outstanding on the lines of credit.

The subordinated borrowings are extended pursuant to agreements approved by the NYSE and NFA and qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,500,000.

In addition, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to the Corporation or employees if net capital falls below 5% of aggregate debit items.

At December 31, 2002, the Company had net capital of $1,182,943,000, which was $1,028,229,000 in excess of its minimum net capital requirement of $154,714,000. The Company's percentage of net capital to aggregate debit items was 17.73% at December 31, 2002.

8. Financial Instruments with Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-balance sheet credit and market risk. A substantial portion of the Company's transactions are collateralized and executed with and on behalf of institutional investors, including other brokers, dealers and commercial banks.

The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivable from and payable to brokers, dealers, customers and non-customers includes unsettled trades which may expose the Company to credit and market risk in the event the broker, dealer, customer or non-customer is unable to fulfill its contractual obligations. The Company also bears market risk for unfavorable changes in the price of securities sold but not yet purchased.

Customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements. The credit is collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels daily and requires the customer to deposit additional collateral, or to reduce positions, when necessary. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

In the normal course of business, the Company also enters into contractual commitments, including futures and forward contracts, options on financial futures and Government securities and securities transactions on a when-issued and to-be-announced (TBA) basis. The credit risk for forward contracts is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition.

The contractual or notional amounts of these contracts as of December 31, 2002 are presented below:

(in thousands)	Contractual or Notional Amounts
When-issued and TBA securities	
Commitments to purchase	$166,149,206
Commitments to sell	158,818,647
Options (interest rate and equity options)	
Commitments to purchase	6,847,728
Commitments to sell	5,587,770
Financial futures and forwards	
Commitments to purchase	12,440,268
Commitments to sell	10,334,628
Swaps	
Interest rate swaps	2,239,011
Total return and credit default swaps	3,447,146

When-issued securities are commitments entered into to purchase or sell securities in the time period between the announcement of a securities offering and the issuance of those securities. TBA securities represent commitments to purchase or sell securities for delivery at an agreed-upon specific future date where the specific securities have not been identified. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument or commodity at a predetermined rate or price at a time in the future. Futures and forward contracts are agreements to buy or sell quantities of financial instruments or commodities at predetermined future dates and rates or prices. A swap is an agreement between two or more parties to exchange sets of cash flows over a period in the future. A credit default swap is a contractual exchange to one counterparty for exposure to another counterparty. These agreements and commitments can be transacted on an organized exchange or directly between parties. The estimated fair values of options, forwards and other derivatives at December 31, 2002 are included in securities owned and securities sold, not yet purchased in the Statement of Financial Condition.

The contractual or notional amounts of these transactions represent the extent of the Company's involvement in these products, but do not represent the potential for gain or loss associated with the market risk or credit risk of such transactions. Market risk arises from changes in securities prices, exchange rates and interest rates. To the extent these transactions are used to hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations. The credit risk varies based on many factors, including the value of collateral held and other security arrangements.

The Company has established credit policies for commitments involving financial instruments with off-balance sheet credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing options and futures transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

The estimated fair value amounts set forth below represent the estimated fair value of contracts with all counterparties. The estimated fair values at December 31, 2002 are included in securities owned and securities sold, not yet purchased in the Statement of Financial Condition.

(in thousands)

	Year-End Fair Value
Assets	
Purchased options	$ 678,141
When-issued and TBA securities	1,642,430
Financial futures and forwards	14,799
Interest rate swaps	-
Total return swaps	-
	$2,335,370
Liabilities	
Written options	$ 582,298
When-issued and TBA securities	1,735,860
Financial futures and forwards	-
Interest rate swaps	19,700
Total return and credit default swaps	9,335
	$2,347,193

9. Commitments and Contingencies

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the Statement of Financial Condition at the estimated fair value of such securities. The Company will incur a loss if the market price of the securities increases subsequent to December 31, 2002. The Company may limit this risk by entering into financial options and futures contracts and other offsetting positions.

At December 31, 2002, the Company had receivables under securities borrowed transactions of $26,440,489,000 and payables under securities loaned transactions of $8,687,093,000 reflected in the Statement of Financial Condition. The securities underlying these transactions had a market value of $25,511,200,000 and $8,396,535,000, respectively.

At December 31, 2002, the Company had receivables under resale agreements of $7,089,533,000 and payables under repurchase agreements of $32,867,909,000 reflected in the Statement of Financial Condition. These agreements had underlying collateral with approximate market values of $7,955,857,000 and $43,937,604,000, respectively. The Company is contingently liable as of December 31, 2002, in the amount of $59,600,000 under outstanding letter-of-credit agreements used in lieu of margin deposits.

At December 31, 2002, approximate market values of collateral received that can be sold or repledged by the Company were:

(in thousands)

Sources of Collateral	Market Value
Securities purchased under agreements to resell	$ 7,836,225
Securities borrowed	25,511,200
Customer securities available under rehypothecation agreements	1,363,193
Collateral received in securities borrowed	-
	$34,710,618

At December 31, 2002, approximate market values of collateral received that were sold or repledged by the Company were:

(in thousands)

Uses of Collateral	Market Value
Securities sold under agreements to repurchase	$ 5,457,792
Collateral pledged out in securities borrowed	-
Securities sold, not yet purchased	4,344,916
Securities loaned	8,396,535
	$18,199,243

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. To manage market risk exposure related to these commitments, the Company may implement appropriate hedging strategies. At December 31, 2002, the Company had no material open underwriting commitments.

The Company is obligated under noncancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2014. At December 31, 2002, the Company had minimum lease obligations related to these and other noncancelable operating leases as follows:

(in thousands)

For the years ending December 31:	
2003	$ 94,072
2004	97,344
2005	104,506
2006	101,812
2007	97,288
Thereafter	134,346
	$629,368

10. Related Party Transactions

The Company contracts a variety of services from the Corporation and certain of its subsidiaries. Such services include accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services. The Company also clears futures and options on futures transactions through affiliated companies. The Company provides securities and underwriting, loan syndication, loan trading and investment advisory services to the Corporation and certain affiliate banks. The Company also acts as agent in selling assets originated by affiliate banks.

Included in Other assets and Accrued expenses, compensation and other liabilities in the Statement of Financial Condition are intercompany receivables and payables due from and to affiliated companies related to contracted services. These amounts are settled in the normal course of business. Receivable from and payable to affiliated companies related to contracted services at December 31, 2002 were $25,006,000 and $8,996,000, respectively. At December 31, 2002, the Company had $116,057,000 in cash and $331,267,000 in time deposits on deposit with affiliate banks.

The Company executes securities transactions on behalf of certain affiliated companies acting in a broker capacity. These activities generate receivable and payable balances, which are included in various line items in the Statement of Financial Condition. As of December 31, 2002, these balances were $37,016,000 and $171,159,000, respectively. Additionally, the Company had resale agreements of $42,578,000, repurchase agreements of $2,500,000,000 and securities loaned of $2,670,736,000 outstanding with affiliates at December 31, 2002.

11. Benefits

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations and, for defined benefit plans, consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. The Company's employees are eligible to participate in a contributory profit sharing and 401(k) plan sponsored by the Corporation.

In addition to providing retirement benefits, the Corporation provides health care and life insurance benefits for active and retired employees. Substantially all of the Corporation's employees, including certain employees in foreign countries, may become eligible for post-retirement benefits if they reach retirement age while employed by the Corporation and they have the required number of years of service. Based on date of hire and other provisions of the individual plans, many of these retirees may also have the cost of benefits partially paid by the Corporation.

Substantially all employees of the Company participate in the Corporation's stock based compensation plans which provide for the issuance of the Corporation's stock-related awards, such as stock options and restricted stock awards. Certain employees of the Company participate in the Equity Investment Plan, which provides restricted stock awards based on a percentage of the associate's incentive compensation from 2000 and 2001. Disclosures required by SFAS 123 as amended by SFAS 148 are included in the December 31, 2002 Form 10-K of the Corporation.

Certain employees of the Company participate in a management compensation plan which provides incentive awards based on the extent to which performance objectives and profit goals are met. Incentive expense payable under the plan, in the amount of $626,172,000 incurred for the year ended December 31, 2002 is included in compensation payable in the accompanying Statement of Financial Condition.

12. Income Taxes

Significant components of the Company's actual deferred tax assets (liabilities) on December 31, 2002 are as follows:

(in thousands)

Deferred tax liabilities:	
Intangibles	$(74,853)
Employee retirement benefits	(18,415)
Gross deferred tax liabilities	(93,268)
Deferred tax asset:	
Employee benefits	48,969
Depreciation	17,681
Deferred fees	2,970
State taxes	1,638
Securities valuation	1,003
Investments	875
Allowance for credit losses	871
Other	420
Gross deferred tax asset	74,427
Net deferred tax assets/(liabilities)	$(18,841)

Current federal and state taxes payable to the Corporation of $91,722,000 are included in the accompanying Statement of Financial Condition at December 31, 2002.

13. Litigation

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Company and certain of these actions and proceedings are based on alleged violations of consumer protection, securities, environmental, banking and other laws.

In view of the inherent difficulty of predicting the outcome of such matters, the Company cannot state what the eventual outcome of pending matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation, including the litigation described below, will have a material adverse effect on the consolidated financial position, operations or liquidity of the Company.

Enron Corporation Securities Litigation

On April 8, 2002, the Company was named as a defendant along with, among others, commercial and investment banks, certain current and former Enron officers and directors, lawyers and accountants in a putative consolidated class action complaint filed in the United States District Court for the Southern District of Texas alleging violations of Sections 11 and 15 of the Securities Act of 1933 and Section 10(b) of the Securities and Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On May 8, 2002, the Company filed a motion to dismiss the complaint and on December 20, 2002, the court granted the motion in part, dismissing the claims asserted under Section 10(b) and Rule 10b-5 of the Exchange Act. A Section 11 claim on a single securities offering remains pending against the Company.

In addition, other Enron-related individual and class actions have been filed against the Company, based upon its role as underwriter of certain Enron debt or equity offerings, along with other investment banks and other parties. The complaints generally assert claims under federal and state securities laws, other state statutes and under common law theories.

WorldCom, Inc. Securities Litigation

The Company and other underwriters of WorldCom, Inc. bonds issued in 2000 and 2001 have been named as defendants in certain lawsuits alleging that the offering materials were false and misleading. One of the lawsuits is a purported class action, filed July 10, 2002 in the U.S. District Court for the Southern District of New York. On October 11, 2002, the action was superceded by the filing of a consolidated putative class action complaint entitled In re WorldCom, Inc. Securities Litigation. This action alleges violations by the underwriters of the federal securities law, including Sections 11 and 12 of the Securities Act of 1933 in connection with 2000 and 2001 bond offerings and is brought on behalf of purchasers and acquirers of bonds issued in or traceable to these offerings.

In addition, the Company, along with other underwriters, certain executives of WorldCom and WorldCom's auditors, have also been named as defendants in approximately eighteen individual actions that were filed in either federal or state courts beginning in July 2002 arising out of alleged accounting irregularities in the books and records of WorldCom. Plaintiffs in these actions are typically institutional investors, including state pension funds, who purchased debt securities issued by WorldCom pursuant to public offerings in 1997, 1998, 2000 or 2001. The complaints generally assert claims under federal and state securities laws, other state statutes and under common law theories.